Exhibit 10.3
DESCRIPTION OF FISCAL 2010 BONUS ARRANGEMENT WITH KIMBERLY TILL
On November 2, 2009, the Compensation Committee and Independent Directors approved performance metrics for fiscal year 2010 applicable to the $600,000 target incentive bonus to which Kimberly Till, President and Chief Executive Officer, is contractually entitled if the metrics are achieved. 64% of Ms. Till’s bonus will be based upon achievement of operating income, measured and payable as provided in the Company’s Corporate Bonus Plan. The remainder of her bonus will be paid upon achievement of three management objectives, with the degree of achievement to be determined by the Compensation Committee in its discretion. Each management objective, if fully achieved, would result in a payout of 12% of Ms. Till’s target bonus. The management objectives relate to strengthening client relationships and sales, bringing new products to market, and building a strong management team.